Exhibit m(1)

FORM OF

DISTRIBUTION AND SERVICE PLAN

FIDELITY INSTITUTIONAL MONEY MARKET FUNDS

COLCHESTER STREET TRUST: TREASURY ONLY PORTFOLIO

Select Class Shares

1. This Distribution and Service Plan (the "Plan"), when effective in accordance with its terms, shall be the written plan contemplated by Securities and Exchange Commission Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act") for the Select Class shares (the "Select Class") of Treasury Only Portfolio (the "Portfolio"), a series of Fidelity Institutional Cash Portfolios (the "Fund").

2. The Fund has entered into a General Distribution Agreement on behalf of the Portfolio with Fidelity Distributors Corporation (the "Distributor"), a wholly-owned subsidiary of Fidelity Management & Research Company (the "Adviser"), under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers of the Portfolio's shares of beneficial interest (the "Shares"). Such efforts may include, but neither are required to include nor are limited to, the following:

(1) formulation and implementation of marketing and promotional activities, such as mail promotions and television, radio, newspaper, magazine and other mass media advertising;

(2) preparation, printing and distribution of sales literature;

(3) preparation, printing and distribution of prospectuses of the Portfolio and reports to recipients other than existing shareholders of the Portfolio;

(4) obtaining such information, analyses and reports with respect to marketing and promotional activities as the Distributor may from time to time, deem advisable;

(5) making payments to securities dealers and others engaged in the sales of Shares or who engage in shareholder support services ("Investment Professionals"); and

(6) providing training, marketing and support to such dealers and others with respect to the sale of Shares.

3. In consideration for the services provided and the expenses incurred by the Distributor pursuant to the General Distribution Agreement and paragraph 2 hereof, all with respect to Select Class Shares, Select Class shall pay to the Distributor a fee at the annual rate of 0.00% of such Class' average daily net assets throughout the month, or such lesser amount as may be established from time to time by the Trustees of the Fund, as specified in paragraph 7 of the Plan; provided that, for any period during which the total of such fee and all other expenses of the Portfolio (or of Select Class), would exceed the gross income of the Portfolio (or of Select Class), such fee shall be reduced by such excess. Such fee shall be computed and paid monthly. The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the Portfolio's then current Prospectus for the determination of the net asset value of shares of Select Class, but shall exclude assets attributable to any other Class of the Portfolio. The Distributor may use all or any portion of the distribution fee received pursuant to the Plan to compensate Investment Professionals who have engaged in the sale of Shares or in shareholder support services with respect to Select Class Shares pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under paragraph 2 thereof.

4. Separate from any payments made as described in paragraph 3 hereof, Select Class shall also pay to the Distributor a service fee at the annual rate of 0.05% (or such lesser amount as the Trustees may, from time to time, determine) of the average daily net assets of Select Class throughout the month. The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the Fund's then current Prospectus for the determination of the net asset value of Select Class Shares, but shall exclude assets attributable to any other class of Shares of the Fund. In accordance with such terms as the Trustees may from time to time establish, the Distributor may use all or a portion of such service fees to compensate Investment Professionals for personal service and/or the maintenance of shareholder accounts, or for other services for which "service fees" lawfully may be paid in accordance with applicable rules and regulations.

5. Each Class of the Portfolio presently pays, and will continue to pay, a management fee to the Adviser pursuant to a management agreement between the Portfolio and the Adviser (the "Management Contract"). It is recognized that the Adviser may use its management fee revenue, as well as its past profits or its resources from any other source, to make payment to the Distributor with respect to any expenses incurred in connection with the distribution of Shares, including the activities referred to in paragraphs 2 and 3 hereof. To the extent that the payment of management fees by the Class to the Adviser should be deemed to be indirect financing of any activity primarily intended to result in the sale of shares within the meaning of Rule 12b-1, then such payment shall be deemed to be authorized by this Plan.

6. This Plan shall become effective upon the first business day of the month following approval by a vote of at least a "majority of the outstanding voting securities" (as defined in the Act) of Select Class, this Plan having been approved by a vote of a majority of the Trustees of the Fund, including a majority of Trustees who are not "interested persons" of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to the Plan (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on this Plan.

7. This Plan shall, unless terminated as hereinafter provided, remain in effect until April 30, 200_, and from year to year thereafter; provided, however, that such continuance is subject to approval annually by a vote of a majority of the Trustees of the Fund, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to increase materially the maximum fee provided for in paragraphs 3 and 4 hereof, shall be effective only upon approval by a vote of a majority of the outstanding voting securities of Select Class and (b) any material amendment of this Plan shall be effective only upon approval in the manner provided in the first sentence of this paragraph 7.

8. This Plan may be terminated at any time, without the payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the Class.

9. During the existence of this Plan, the Fund shall require the Adviser and/or the Distributor to provide the Fund, for review by the Fund's Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended in connection with financing any activity primarily intended to result in the sale of shares of Select Class (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.

10. This Plan does not require the Adviser or Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of shares of the Class.

11. Consistent with the limitation of shareholder liability as set forth in the Fund's Declaration of Trust, any obligation assumed by Select Class pursuant to this Plan or any agreement related to this Plan shall be limited in all cases to Select Class and its assets and shall not constitute an obligation of any shareholder of the Fund or of any other series or Class of the Fund.

12. If any provision of the Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.